082-03470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260


10016136

6th August, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Issue and Allotment of Bonus Shares

Further to our letter dated 23rd July, 2010, we write to advise that on 6th August, 2010 the Company has issued and allotted 382,67,01,530 Ordinary Shares of Re. 1/- each, as Bonus Shares to those members of the Company entitled thereto as on 4th August, 2010, being the Record Date fixed for the purpose.

Accordingly, with effect from 6th August, 2010, the Issued, Subscribed and Paid-up Share Capital of the Company stands increased to Rs. 765,34,03,060/- divided into 765,34,03,060 Ordinary Shares of the face value of Re. 1/- each.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary




ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg